SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to
Commission File Number 1-5672
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ITT SALARIED INVESTMENT AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ITT CORPORATION
1133 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604

ITT SALARIED INVESTMENT AND SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	F-3

Notes to Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	F-4 - F-15

SUPPLEMENTAL SCHEDULE-

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	F-16 - F-56

Exhibit 23 — Consent of Independent Registered Public Accounting Firm	F-57
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the Company’s books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2008.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT SALARIED INVESTMENT AND SAVINGS PLAN

BY:	/s/ Geovanna Chan
(Geovanna Chan, Director Benefits Administration & Financial Reporting)
July 14, 2009
(Date)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Members of the
ITT Salaried Investment and Savings Plan
White Plains, NY
We have audited the accompanying statements of net assets available for benefits of the ITT Salaried Investment and Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
New York, New York
July 14, 2009

ITT SALARIED INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	December 31,
	2008	2007
Assets:
Investments:
Cash and cash equivalents	$21,972	$43,635
Equities	670,162	1,057,772
Mutual funds	142,787	253,897
U.S. government securities	18,243	31,785
Corporate bonds	21,140	8,416
Guaranteed investment contracts	642,142	622,053
Common collective trusts	253,542	352,015
Brokerage account	5,389	7,020
Member loans	26,583	25,389

Total investments	1,801,960	2,401,982

Receivables:
Dividends	2,195	1,944
Interest	423	681
Unsettled security sales	439	1,249

Total receivables	3,057	3,874

Collateral held under securities lending agreement	82,313	170,862

Total assets	1,887,330	2,576,718

Liabilities:
Liability to return collateral held under securities lending agreement	92,702	170,862
Accrued financial services expense	769	1,165
Accrued administrative expense	187	—
Unsettled security purchases	893	3,828

Total liabilities	94,551	175,855

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,792,779	2,400,863

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	44,833	(3,282)

NET ASSETS AVAILABLE FOR BENEFITS	$1,837,612	$2,397,581

The accompanying notes to financial statements are an integral part of the above statements.

ITT SALARIED INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

Year ended
December 31, 2008
Investment (loss)/income:
Net depreciation in fair value of investments	$(570,797)
Dividends	23,685
Interest	35,410

Total investment (loss)	(511,702)

Contributions:
Participants	82,761
Employer	26,648

Total contributions	109,409

Asset rollovers	7,760

DEDUCTIONS:

Withdrawals and distributions	(160,152)
Corrective distributions	(82)
Investment management and administrative expenses	(5,202)

Total deductions	(165,436)

DECREASE IN NET ASSETS	(559,969)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,397,581

End of year	$1,837,612

The accompanying notes to financial statements are an integral part of the above statement.

ITT SALARIED INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007, AND
FOR THE YEAR ENDED DECEMBER 31, 2008
($ IN THOUSANDS)
1. DESCRIPTION OF THE PLAN
The following description of the ITT Salaried Investment and Savings Plan (the “Plan”) is provided for general information purposes only. Members should refer to the Plan document for more complete information.
General—The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Corporation (the “Company”). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. Part—time /temporary employees are eligible as of the first of the month following the completion of at least 1,000 hours of service in an anniversary year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions—
Employee—An eligible employee as defined in the Plan (“Member”) may generally elect to contribute 2% to 25% of base salary. A Member may designate his/her savings as Before-Tax Savings, After-Tax Savings, or any combination of the two. A Member who is considered a Highly Compensated Employee under the Plan may elect Plan savings up to a maximum of 14% of base salary as either Before-Tax Savings, After-Tax Savings, or any combination. Member contributions are subject to the dollar limitation contained in Section 402(g) of the Internal Revenue Code (the “Code”). All salaried employees who first satisfy the eligibility requirements for participation in the Plan on or after January 1, 2006 and who have not elected a contribution rate, shall be deemed to have elected a 2% before-tax employee contribution rate, provided however, that at any time, such employee may elect to contribute at a different rate, including 0%, in accordance with the terms of the Plan.
Employer—An amount equal to 50% of a Member’s first 6% of base salary saved is matched by the Company. In addition, the Company contributes 1/2 of 1% of base salary to the Floor Company Contribution Account, as defined by the Plan, to each eligible Member. All Members have the ability to invest their Company contributions in any of the Plan’s investment options.
Any contributions (employee and/or Company) directed by Members into the ITT Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership account (“ESOP”). All dividends associated with the contributions held in the ESOP in the Plan are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the ITT Stock Fund or paid to them in cash on a quarterly basis.
The Plan limits the amount that may be held in the ITT Stock Fund to 20% of a Member’s total account balance. Members who hold 20% or more of their total account balance in the ITT Stock Fund at the end of any calendar quarter, will not be permitted to designate any future contributions (employee and Company) to the ITT Stock Fund, or transfer balances into that Fund, for the following calendar quarter. Members who hold less than 20% of their total account balance in the ITT Stock Fund may designate up to 20% of their future contributions (employee and Company) to the ITT Stock Fund, and may transfer balances into that Fund, provided that the balance in the ITT Stock Fund does not exceed 20% of the Member’s total account balance after the transfer.

The Plan also limits the amount that may be held in the Schwab Personal Choice Retirement Account to 20% of a Member’s total account balance.
Investment Direction—A Member may direct employee contributions and Company contributions, in any whole percentage, among any of twenty four investment options, and the Member can change his/her future savings and reallocate his/her accumulated investments in 1% increments on a daily basis among the twenty four funds, however, limited to a maximum of four fund reallocations or transfers in any calendar month, as defined below. The twenty four funds are as follows:
Stable Value Fund
Long Term Bond Fund
JPMCB SmartRetirement Income Fund
JPMCB SmartRetirement Fund 2010
JPMCB SmartRetirement Fund 2015
JPMCB SmartRetirement Fund 2020
JPMCB SmartRetirement Fund 2025
JPMCB SmartRetirement Fund 2030
JPMCB SmartRetirement Fund 2035
JPMCB SmartRetirement Fund 2040
JPMCB SmartRetirement Fund 2045
JPMCB SmartRetirement Fund 2050
Balanced Fund
Enhanced Equity Index Fund
Large Cap Core Plus Fund
Large Cap Value Fund
Large Cap Growth Fund
Global Equity Fund
International Equity Fund
Small Cap Core Fund
Small Cap Value Fund
Small Cap Growth Fund
ITT Stock Fund
Schwab Personal Choice Retirement Account (“PCRA”)
Member Accounts—Each Member’s account is credited with the Member’s contributions, Company contributions and an allocation of Plan earnings, withdrawals and Plan losses, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.
Plan accounts are valued and reconciled between the trustee and record keeper daily. Members can initiate transactions by using the Plan’s web site or by speaking to a Plan representative at the ITT Benefits Center (“Benefits Center”).
A Member or deferred Member may perform a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.

A deferred Member is a Member who has terminated employment with the Company and has elected to either defer his account or did not make any election and therefore, his account was automatically deferred, the spouse beneficiary of a deceased Member or deferred Member, or an alternate payee designated as such pursuant to a domestic relations order as qualified by the Plan.
Vesting—Members are immediately vested in their contributions and the Company floor contributions plus earnings thereon. Member’s interests in matching Company contributions vest according to the following schedule, except as noted previously with respect to dividends on ESOP shares which are 100% vested:

Non-forfeitable
Years of Service	Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Forfeitures—At December 31, 2008 and 2007, forfeited nonvested accounts totaled $729 and $704, respectively. During the year ended December 31, 2008, the forfeitures of $729 were used to reduce employer contributions to the Plan.
Member Loans—A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the vested account balance or fifty thousand dollars, reduced by the Member’s highest outstanding loan balance, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, as published in the Wall Street Journal on the first business day of the month in which the loan is originated, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred eighty months. Members may have two loans outstanding at the same time. Loans to Members at December 31, 2008 and 2007 were $26,583 and $25,389, respectively. The loans are secured by the balance in the Member’s account.
A terminated Member may continue to make periodic repayment on their loans after separation by contacting the Plan’s Benefits Center. However, no new loans can be requested after termination of employment.
In 2009, it was determined that a number of outstanding loans were delinquent during 2008 and not defaulted in a timely manner. The Plan has filed a Voluntary Correction Program (“VCP”) application with the Internal Revenue Service (“IRS”) to inform them of this, and the Plan has taken corrective actions to notify the affected Members and to consider these funds as distributed. The VCP has been approved and accepted by the IRS.

Payment of Benefits—On termination of employment (including death, disability, or retirement), a Member or his/her surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in his/her account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options. In any case, a Member or his/her surviving spouse beneficiary whose vested account balance is more than five thousand dollars may elect to keep his/her account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death.
Direct Rollover of Certain Distributions — If a Member leaves the Company for any reason, the Member is entitled to receive a distribution of the total vested value of his/her account. The distribution can be in the form of a rollover as follows:
(1)	Elective Rollover — A Member may elect a rollover distribution paid directly to not more than two eligible retirement plans as specified by the Member.

(2)	Mandatory Rollover —
(A)	If a Member’s account balance is greater than $1,000 but less than $5,001 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.

(B)	If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to an another qualified plan or an IRA within the election period, the account balance will be automatically paid out to the Member.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain amounts have been reclassified to conform to current year presentation.
Use of Estimates, Risks and Uncertainties— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, the Plan’s valuation methods may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to estimate fair value could result in a different measure of fair value at the measurement date which could materially affect the amounts reported in the financial statements.
Income Recognition— Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncement— The financial statements reflect the prospective adoption of FASB Statement No. 157 (“Statement 157”), Fair Value Measurements, as of January 1, 2008. Statement 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The adoption of Statement 157 did not have a material impact on the Plan’s financial statements.
Statement 157 also establishes a fair value hierarchy that categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.
In certain instances, fair value is estimated using quoted market prices obtained from an external pricing service. In obtaining such data from the pricing service, the Plan has evaluated the methodologies used to develop the estimate of fair value in order to evaluate whether such valuations are representative of fair value. Additionally, in certain circumstances, the Plan may adjust the net asset value (“NAV”) reported by an asset manager when it has sufficient evidence to support applying such adjustments. No adjustments to reported NAV have been recorded. The Plan’s investments are stated at fair value except for its benefit-responsive investment contract investments, which are stated at fair value and then adjusted to contract value (Note 7). The following is a description of the valuation methodologies and inputs used to measure fair value.
•	Cash and cash equivalents —Fair value is measured at the closing price of the security reported on the major market on which the security is traded.

•	Equities — Common and preferred stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. ITT Stock Fund invests primarily in ITT Corporation common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (ITT) and is valued at its NAV. The NAV of the ITT Stock Fund is computed based on the closing price of ITT common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the ITT Stock Fund, divided by the number of units outstanding. The money market portion of the ITT Stock Fund provides liquidity, which enables the Plan Members to transfer money daily among all investment choices.

•	Mutual funds — Units of participation in mutual funds are valued at the NAV, based on quoted prices in active markets, of shares held by the Plan at the measurement date.

•	U.S. government securities and corporate bonds — U.S. government securities are generally valued using matrix pricing or fair value was estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g., discounted cash flows), quoted prices of securities with similar characteristics or broker quotes.

•	Guaranteed investment contracts — The stable value fund includes traditional and synthetic guaranteed investment contracts (“GICs”). For a traditional GIC, the issuer of the GIC takes a deposit from the Plan and purchases investments that are held in the issuer’s general accounts. In return, the issuer of the GIC is obligated to repay the principal and specified interest guaranteed to the Plan. The fair value of a traditional GIC is generally estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. In a synthetic GIC structure, there are two components, an underlying investment and a wrapper contract. The underlying investments remain owned by the Plan and are measured at fair value and reported in the fair value hierarchy based on the nature of the individual security. The fair value of wrapper contracts is generally estimated using the discounted replacement cost approach which incorporates the difference between current market rates for the identical wrapper and wrap fees currently being charged by market participants.

•	Common collective trusts (“CCTs”) — Fair value is estimated based on NAV. While NAV for a CCT is quoted in a market that is not active; classification in the fair value hierarchy is based on the observability of the investments held in the CCT. Accordingly, the Plan has classified CCTs based on the lowest level input that is significant to NAV.

•	Brokerage Account — Securities held in the Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date and are classified in Level 1 of the fair value hierarchy.

•	Member loans — Loans to plan Members, all of which are secured by vested account balances of borrowing Members, are valued at their outstanding balances, which approximates fair value.
Fair Value Measurement — The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.
Fair Value Measurements at December 31, 2008

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cash and cash equivalents	$21,972			$21,972
Equities	675,551			675,551
Mutual funds	142,787			142,787
U.S. government securities		$18,243		18,243
Corporate bonds		21,140		21,140
Guaranteed investment contracts	20,407	594,584	$27,151	642,142
Common collective trusts		150,664	102,878	253,542
Member loans			26,583	26,583

Subtotal	860,717	784,631	156,612	1,801,960
Collateral held under securities lending agreement	36,834	42,726	2,753	82,313

Total	$897,551	$827,357	$159,365	$1,884,273

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

				Collateral Held
	Guaranteed	Common		Under Securities
	Investment	Collective	Member	Lending
	Contracts	Trusts	Loans	Agreement	Total
Beginning balance - January 1, 2008	$46,221	$124,204	$25,389	$—	$195,814
Realized (loss)	(3,304)	(232)			(3,536)
Unrealized (loss)	(2,200)	(30,960)		(765)	(33,925)
Purchases, sales, issuance, and settlements, net	(13,566)	13,396	1,194	(163)	861
Transfers in and/or out of Level 3		(3,530)		3,681	151

Ending balance - December 31, 2008	$27,151	$102,878	$26,583	$2,753	$159,365

Expenses—The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2008, these expenses amounted to 0.12% of trust assets. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Plan. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Stock Fund and the Schwab Personal Choice Retirement Account. These investment management fees totaled $3,689 and are reflected as a component of Investment Management and Administrative expense on the Statement of Changes in Net Assets Available For Benefits.
Payment of Benefits—Benefit payments to Members are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $177 and $229 at December 31, 2008 and 2007, respectively.
Corrective Distribution — The Plan is required to retain contributions received during the plan year in excess of IRC limits.

3. INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2008	2007
ITT Corporation Common Stock, 10,077,932 and 10,803,822 shares, respectively, at fair value	$463,484	$713,484

Pyramid Enhanced Intermediate Fixed Income Fund*	$274,198	$276,186

Pyramid Short Managed Maturing Fund*	$104,351	$119,830

American Global New Perspective Fund (Global Equity Fund), 5,340,014 and 5,385,671 shares, respectively, at fair value	$100,819	$182,790

Pyramid Intermediate Managed Maturing Fund*	$99,756	*	*

*	These investment contracts are part of the Stable Value fund investment option

**	This investment did not represent 5% or more of the Plan assets in 2007
During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(570,797), as follows:

Equities	$(356,372)
Mutual funds	(105,095)
U.S. government securities	2,649
Corporate bonds	(6,864)
Common collective trusts	(103,441)
Other	(1,674)

Net depreciation	$(570,797)

4. SECURITIES LENDING
The Plan participates in a securities lending program through the trustee. Under this program, the Plan’s investment securities are loaned to investment brokers for a fee. At December 31, 2008 and 2007, $90,662 and $167,431, respectively, of the Plan’s securities were loaned through the securities lending program. The value of the collateral received for securities on loan at December 31, 2008 and 2007 was $92,702 and $170,862, respectively. The fair value of invested collateral was $82,313 and $170,862 at December 31, 2008 and 2007, respectively. The net investment loss from the invested collateral was $10,389 and fee income from the securities lending program was $355 for the year ended December 31, 2008. The investment loss and fee income are recorded in net depreciation in fair value of investments on the statement of changes in net assets available for benefits. As of December 31, 2008, no plan Member had realized a loss as a result of the $10,389 collateral deficiency. The Plan intends to exit the securities lending program and the Company will fund any collateral deficiency.
Plan assets on loan under the securities lending agreement at December 31, 2008 and 2007 are as follows:

	2008	2007
Equities	$29,018	$116,643
Mutual funds	—	985
U.S. government securities	49,516	40,176
Corporate bonds	12,128	9,627

Total	$90,662	$167,431

5. PLAN TRUSTEE
Fees paid by the Plan for trustee services provided by Wells Fargo Bank, NA amounted to $378 for the year ended December 31, 2008.
6. FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS
The Plan provides a self managed stable value investment option to Members that includes synthetic GICs which simulate the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets which are held in trust owned by the Plan and utilizes benefit-responsive wrapper contracts issued by Bank of America, N.A., Natixis Financial Products, Inc., JP Morgan Chase Bank and Monumental Life Insurance Co. The contracts provide that the Members execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less Member withdrawals.
The following investments are the underlying categories in the guaranteed investment contracts as of December 31, 2008 and 2007:

	2008	2007
Cash and cash equivalents	$20,407	$9,889
U.S. government securities	78,092	53,871
Corporate bonds	33,051	64,802
Investment contracts	5,136	68
Common collective trusts	478,305	480,247
Other	27,151	13,176

Total	$642,142	$622,053

The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The rate cannot be less than 2%. Certain events such as plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than current value. The Company does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2008	2007
Average yields:
Based on year-end average yield of investment (1)	6.83%	5.16%
Based on average yield credited to Members (2)	3.68%	5.36%

(1)	Computed by market value sum of the funds holding times their respective yields, divided by the sum of the holdings as of the stated reporting date.

(2)	Computed by the sum of the book value holdings times the crediting rate for the fund divided by the market value of the fund.
In accordance with FASB Staff Position, FSP No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the statement of net assets available for benefits presents investment contracts at fair value, as well as providing an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2008 and 2007, the Plan held 10,077,932 and 10,803,822 shares outstanding, respectively, of common stock of the Company, the Plan sponsor, with a cost basis of $236,646 and $253,100, respectively. During the year ended December 31, 2008, the Plan recorded related dividend income of $6,872 and net depreciation of $207,253.
Certain administrative functions are performed by the officers and employees of the Company (who may also be Members in the Plan) at no cost to the Plan.
Wells Fargo Bank, NA maintained short-term investments of $44,336 as of December 31, 2008.
Fees paid by the Plan for the investment management services were $3,689 for the year-ended December 31, 2008.
These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.
9. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500:

	As of
	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$1,837,612	$2,397,581
Amounts allocated to withdrawing Members	(177)	(229)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(44,833)	3,282

Net assets available for benefits per the Form 5500	$1,792,602	$2,400,634

As of
December 31, 2008
Decrease in net assets per financial statements	$(559,969)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(48,115)
Add: Amounts allocated to withdrawing Members at December 31, 2007	229
Less: Amounts allocated to withdrawing Members at December 31, 2008	(177)

Net income per Form 5500	$(608,032)

The following is a reconciliation of withdrawals and distributions to Members according to the financial statements to the Form 5500:

Year Ended
December 31, 2008
Withdrawals and distributions per the financial statements	$160,152
Add: Amounts allocated to withdrawing Members at December 31, 2008	177
Less: Amounts allocated to withdrawing Members at December 31, 2007	(229)
Less: Amounts deemed distributed for tax purposes in 2008	(432)

Withdrawals and distributions per the Form 5500	$159,668

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Cash	Cash	**	4,203,599
	Collateral Cash Held at Broker	Cash Equivalent	**	691,780
	The Bank of New York Cash Reserve Fund	Cash	**	200,206
	United States Dollars	Cash - US Dollars	**	91,419
	Broker Japanese Yen	Cash - Japanese Yen	**	(8,605)
	Broker Pound Sterling	Cash - British Pound Sterling	**	16,132
	Broker Canadian Dollar	Cash - Canadian Dollar	**	10,336
	Broker Australian Dollar	Cash - Australian Dollar	**	27,016
	Broker Euro	Cash - Euro	**	1,258
*	Wells Fargo Short Term Investment Fund	Money Market	**	17,768,156
*	Wells Fargo Short Term Investment Fund	Money Market	**	816,358
*	Wells Fargo Advantage Government	Money Market	**	25,751,912
	American Honda Finance	Finance Comp. 3.26 Feb-05-2009	**	621,462
	Bank of America Corp	Cash Equivalent 5.88 Feb-15-2009	**	215,028
	Bank of Ireland Stamford	Cash Equivalent 2.26 Feb-03-2009	**	600,923
	Citigroup Funding Inc	Cash Equivalent 2.4 Mar-02-2009	**	599,992
	Comcast Corp	Cash Equivalent 5.12 Jan-14-2009	**	498,573
	Countrywide Financial Corp	Cash Equivalent 1.69 Mar-24-2009	**	39,684
	CVS Caremark Corp	Cash Equivalent 2.5 Mar-02-2009	**	414,895
	Deutsche Bank NY	Cash Equivalent 2.45 Mar-18-2009	**	490,652
	Diageo Finance BV	Cash Equivalent 1.59 Mar-30-2009	**	347,759

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

***	Fannie Mae	Cash Equivalent 6.38 Jun-15-2009	**	102,990
	Goldman Sachs Group Inc	Cash Equivalent 1.57 Mar-30-2009	**	535,090
	Hewett-Packard Co	Cash Equivalent 2.62 Mar-03-2009	**	597,269
	Home Depot Inc	Cash Equivalent 2.05 Mar-16-2009	**	283,675
	Industrial Bank of Korea	Cash Equivalent 4 May-19-2009	**	110,900
	Monumental Glob Fund II	Cash Equivalent 3.9 Jun-15-2009	**	268,365
***	Morgan Stanley	Cash Equivalent 2.5 Feb-09-2009	**	354,513
	Ohio Power Company	Cash Equivalent 4.39 Apr-06-2009	**	331,199
	Telefonica Emisones Sau	Cash Equivalent 1.83 Mar-20-2009	**	532,767
	US Dollar	Overdraft Jan-02-2009	**	(7,568,427)
	US Treasury N/B	Cash Equivalent 4.62 Jul-31-2009	**	715,217
***	US Treasury N/B	Cash Equivalent 4.88 May-31-2009	**	619,044
	VIiacom Inc	Cash Equivalent 2.27 Mar-16-2009	**	279,861
	Woori Bank	Cash Equivalent 5.75 Mar-13-2009	**	680,283
	AMSI 2005-R8 A2C	Asset Backed Security-Home Equity Loans 0.73 Jan-26-2009	**	83,018
	ARMT 2005-1 5A2	Collateralized Mortgage Obligation - Floater 0.8 Jan-26-2009	**	14,607
	ARMT 2005-12 5A1	Collateralized Mortgage Obligation - Floater 0.72 Jan-26-2009	**	83,869
	ARMT 2005-4 7A2	Collateralized Mortgage Obligation - Floater 0.7 Jan-26-2009	**	20,924
	ARMT 2005-5 6A21	Collateralized Mortgage Obligation - Floater 0.7 Jan-26-2009	**	63,345
	BMWOT 2006-A A3	Asset Backed Security-Auto Prime Qual Tranc 5.13 Sep-27-2010	**	128,491
	CARMX 2006-2 A3	Asset Backed Security-Auto Prime Qual Tranc 5.15 Feb-15-2011	**	273,907

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	CCCIT 2006-C4 C4	Asset Backed Security-Card 2.1 Jan-07-2009	**	459,040
	CNH 2005-A A4A	Asset Backed Security-Truck/Equipment Loans 1.24 Jan-15-2009	**	143,022
	COAFT 2006-A A3	Asset Backed Security-Auto Non Pri Qu Tranc 5.33 Nov-15-2010	**	67,259
	Comet 2006-B2 B	Asset Backed Security-Card 1.28 Jan-15-2009	**	309,086
	Comet 2007-A9 A9	Asset Backed Security-Card 4.95 Oct-15-2009	**	1,796,910
	Copar 2005-1 A4	Asset Backed Security-Auto Prime Qual Tranc 1.22 Jan-15-2009	**	132,100
	CWALT 2006-OA6 1A2	Collateralized Mortgage Obligation - Floater 0.68 Jan-26-2009	**	130,097
	CWALT 2006-OA9 1A1	Collateralized Mortgage Obligation - Floater 0.71 Jan-20-2009	**	115,328
	CWHEL 2004-I A	Asset Backed Security-HELOC 1.49 Jan-15-2009	**	21,869
	CWHEL 2004-T 2A	Asset Backed Security-HELOC 1.43 Jan-15-2009	**	27,491
	CWL 2003-5 MF1	Asset Backed Security-Home Equity Loans 5.41 Jan-25-1934	**	206,694
	CWL 2004-1 3A	Asset Backed Security-Home Equity Loans 0.75 Jan-26-2009	**	357
	CWL 2004-13 MV1	Asset Backed Security-Home Equity Loans 0.97 Jan-26-2009	**	170,521
	FFML 2006-FF7 2A3	Asset Backed Security-Home Equity Loans 0.62 Jan-26-2009	**	342,856
	FHLT 2006-1 2A3	Asset Backed Security-Home Equity Loans 0.65 Jan-26-2009	**	533,931
	FNR 2006-43 G	Collateralized Mortgage Obligation - Sequential 6.5 Sep-25-1933	**	308,299
	FNR 2006-63 AE	Collateralized Mortgage Obligation - Sequential 6.5 Oct-25-1933	**	281,920
	FNR 2006-78 BC	Collateralized Mortgage Obligation - Sequential 6.5 Jan-25-1934	**	287,932
	HVMLT 2005-13 2A11	Collateralized Mortgage Obligation - Floater 0.86 Jan-20-2009	**	109,965
	Intl Lease Finance Corp	Finance Comp. 2.37 Feb-24-2009	**	199,883
	MEDL 2005-2G A	Asset Backed Security-Global Residential Mtge 2.19 Feb-23-2009	**	202,413

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Natl Agri Coop Fed(NACF)	Foreign Agency 5.75 Jun-18-2009	**	216,567
	OOMLT 2003-4 A2	Asset Backed Security-Home Equity Loans 0.79 Jan-26-2009	**	37,318
	OOMLT 2005-4 A3	Asset Backed Security-Home Equity Loans 0.73 Jan-26-2009	**	86,754
	OOMLT 2007-4 2A1	Asset Backed Security-Home Equity Loans 0.56 Jan-26-2009	**	158,806
	PUB SVC ELEC & GAS	Cash Equivalent 2.97 Mar-12-2009	**	495,077
	RAMP 2005-EFC6 M1	Asset Backed Security-Home Equity Loans 0.88 Jan-26-2009	**	75,699
	RAMP 2006-EFC1 A2	Asset Backed Security-Home Equity Loans 0.67 Jan-26-2009	**	187,820
	RASC 2002-KS4 AIIB	Asset Backed Security-Home Equity Loans 0.97 Jan-26-2009	**	4,696
	RASC 2004-KS12 M1	Asset Backed Security-Home Equity Loans 1 Jan-26-2009	**	120,302
	SAMI 2005-AR2 2A1	Collateralized Mortgage Obligation - Floater 0.7 Jan-25-2009	**	105,120
	SEMT 2007-3 1A1	Collateralized Mortgage Obligation - Floater 0.71 Jan-20-2009	**	460,137
	WAMU 2005-AR1 A2A1	Collateralized Mortgage Obligation - Floater 0.81 Jan-25-2009	**	53,740
	WAMU 2005-AR15 A1A1	Collateralized Mortgage Obligation - Floater 0.73 Jan-25-2009	**	104,531
	WAMU 2005-AR2 2A21	Collateralized Mortgage Obligation - Floater 0.8 Jan-25-2009	**	36,781
	WASI 2003-HE3 A	Asset Backed Security-HELOC 0.72 Jan-26-2009	**	38,674
	WFMBS 2005-AR10 2A14	Collateralized Mortgage Obligation - Floater 4.23 Jun-25-1935	**	194,099
	WOART 2006-B A3	Asset Backed Security-Auto Prime Qual Tranc 5.15 Nov-15-2010	**	207,567
	Wachovia Bank Commercial Mortgage Trust	Mortgage pass through, April 15, 2034, 6.287%	**	8,251,048
***	US Treasury Inflation Index	US Government Security, Par - 6,376,395.800 Maturity 1/15/2015, Yield 1.625%	**	5,913,112
***	US Treasury Bond	US Government Security, Par - 3,475,000.000 Maturity 11/15/2021, Interest 8.000%	**	5,268,968

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

***	US Treasury Note	US Government Security, Par - 4,171,000.000 Maturity 11/30/2009, Interest 3.125%	**	4,274,462
***	US Treasury Note	US Government Security, Par - 1,065,000.000 Maturity 11/30/2012, Interest 3.375%	**	1,160,767
***	US Treasury Note	US Government Security, Par - 1,475,000.000 Maturity 12/31/2012, Interest 3.625%	**	1,625,266
***	TSY INFL IX N/B	Inflation-Indexed Security 1.38 Jul-15-2018	**	811,347
***	US Treasury N/B	US Treasury 2 Nov-30-2013	**	472,715
***	US Treasury N/B	US Treasury 1.25 Nov-30-2010	**	5,762,227
***	US Treasury N/B	US Treasury 3.75 Nov-15-2018	**	403,562
***	US Treasury N/B	US Treasury 1.75 Nov-15-2011	**	338,261
***	US Treasury N/B	US Treasury 2.75 Oct-31-2013	**	784,803
***	US Treasury N/B	US Treasury 3.12 Sep-30-2013	**	5,559,403
***	US Treasury N/B	US Treasury 4 Aug-15-2018	**	345,081
	US Treasury N/B	US Treasury 2.88 Jun-30-2010	**	1,196,102
***	US Treasury N/B	US Treasury 3.5 May-31-2013	**	1,998,893
***	US Treasury N/B	US Treasury 2.62 May-31-2010	**	6,142,962
***	US Treasury N/B	US Treasury 3.88 May-15-2018	**	3,492,970
***	US Treasury N/B	US Treasury 4.75 Aug-15-2017	**	1,470,686
***	US Treasury N/B	US Treasury 4.62 Jul-31-2012	**	114,024
***	US Treasury N/B	US Treasury 4.5 May-15-2017	**	41,270
	US Treasury N/B	US Treasury 4.5 May-15-2010	**	63,702

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

***	US Treasury N/B	US Treasury 4.62 Feb-15-2017	**	264,000
	US Treasury N/B	US Treasury 4.75 Jan-31-2012	**	22,639
***	US Treasury N/B	US Treasury 4.62 Aug-31-2011	**	55,736
***	US Treasury N/B	US Treasury 4.88 Jul-31-2011	**	309,084
	US Treasury N/B	US Treasury 4.88 May-31-2011	**	877,242
***	US Treasury N/B	US Treasury 5.12 May-15-2016	**	91,303
***	US Treasury N/B	US Treasury 4.88 Apr-30-2011	**	1,623,678
***	US Treasury N/B	US Treasury 4.88 Feb-15-2012	**	147,844
	US Treasury N/B	US Treasury 6.12 Nov-15-2027	**	47,576
***	US Treasury N/B	US Treasury 6.38 Aug-15-2027	**	312,342
***	US Treasury N/B	US Treasury 6.62 Feb-15-2027	**	378,558
	US Treasury Bill	Short-Term US Treasury	**	431,998
	US Treasury Bill	Short-Term US Treasury	**	8,996
	Abbott Laboratories	Corporate Bond, Par - 2,075,000 Maturity 11/30/12, Interest 5.150%	**	2,214,552
	Altria Group Inc.	Corporate Bond, Par - 1,975,000 Maturity 11/10/2018, Interest 9.700%	**	2,134,639
	American Express Credit	Med Term Note Ser C 740,000	**	757,458
	Du Pont	Corporate Bond, Par - 2,120,000 Maturity 12/15/2016, Interest 5.250%	**	2,106,907
	EOG Resources Inc	Corporate Bond, Par - 2,180,000 Maturity 09/15/2017, Interest 5.875%	**	2,213,112

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Home Depot	Corporate Bond, Par - 2,390,000 Maturity 03/01/2016, Interest 5.400%	**	2,138,859
	Ryder System Inc.	Med Term Note 1,325,000	**	1,085,584
	Time Warner	Corporate Bond, Par - 2,340,000 Maturity 11/15/2016, Interest 5.875%	**	2,097,780
	Union Pacific Corporation	Corporate Bond, Par - 2,075,000 Maturity 01/31/2013, Interest 5.450%	**	2,012,665
	Wal-Mart Stores, Inc.	Corporate Bond, Par - 2,050,000 Maturity 02/15/2018, Interest 5.800%	**	2,268,428
	XTO Energy Inc	Corporate Bond, Par - 2,180,000 Maturity 12/15/2018, Interest 6.500%	**	2,110,290
***	Fannie Mae	Federal National Mortgage Association 3.88 Jul-12-2013	**	512,709
***	Fannie Mae	Federal National Mortgage Association 4.75 Mar-12-2010	**	1,240,955
	Fannie Mae	Federal National Mortgage Association 4.88 Dec-15-2016	**	582,172
	Fannie Mae	Federal National Mortgage Association 4.12 Apr-15-2014	**	283,052
	Fannie Mae	Federal National Mortgage Association 4.62 May-01-2013	**	934,128
	Fannie Mae	Federal National Mortgage Association 5.25 Aug-01-2012	**	1,102,792
***	Fannie Mae	Federal National Mortgage Association 6.25 Feb-01-2011	**	2,909,635
	Farmer Mac GTD TR 07-01	Federal Agricultural Mortgage Corporation 5.12 Apr-19-2017	**	1,366,632
***	Freddie Mac	Federal Home Loan Corporation 4.88 Jun-13-2018	**	6,322,984
	Freddie Mac	Federal Home Loan Corporation 5.12 Oct-18-2016	**	503,889
	Freddie Mac	Federal Home Loan Corporation 5 Jul-15-2014	**	270,165
	Goldman Sachs Group Inc	Government Guaranteed 3.25 Jun-15-2012	**	606,697

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	3M Company	Corporate Bond 4.38 Aug-15-2013	**	660,894
	All State LF GLB FN Turst	Corporate Bond 5.38 Apr-30-2013	**	407,276
	Altria Group Inc	Corporate Bond 8.5 Nov-10-2013	**	481,981
	American Intl Group	Corporate Bond 8.25 Aug-15-2018	**	190,600
	AT&T Inc	Corporate Bond 6.7 Nov-15-2013	**	389,641
	AT&T Inc	Corporate Bond 4.95 Jan-15-2013	**	570,735
	Bank of America Corp	Corporate Bond 5.65 May-01-2018	**	451,831
	Barclays Bank PLC	Corporate Bond 7.43 Dec-15-2017	**	66,155
	Barclays Bank PLC	Corporate Bond 5.93 Dec-15-2016	**	77,775
	Berkshire Hathaway Fin	Corporate Bond 4.5 Jan-15-2013	**	571,071
	Canadian Natl Resources	Corporate Bond 5.7 May-15-2017	**	162,691
	Caterpillar Fin Serv Corp	Corporate Bond 5.45 Apr-15-2018	**	66,345
	Citigroup Inc	Corporate Bond 5.5 Apr-11-2013	**	384,503
	Citigroup Inc	Corporate Bond 6 Aug-15-2017	**	335,965
	Coca-Cola Enterprises	Corporate Bond 7.38 Mar-03-2014	**	316,346
	Comcast Corp	Corporate Bond 6.3 Nov-15-2017	**	260,109
	Credit Suisse USA Inc	Corporate Bond 5.5 Aug-16-2011	**	121,774
	CSX Corp	Corporate Bond 6.25 Apr-01-2015	**	488,645
	Diageo Capital PLC	Corporate Bond 5.2 Jan-30-2013	**	231,308
	Dominion Resources Inc	Corporate Bond 5.15 Jul-15-2015	**	161,986

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Dr Pepper Snapple Group	Corporate Bond 6.82 May-01-2018	**	204,532
	E.oN Intl Finance BV	Corporate Bond 5.8 Apr-30-2018	**	188,928
	Enterprise Products Oper	Corporate Bond 6.3 Sep-15-2017	**	224,879
	General Electric Capital Corp	Corporate Bond 5.62 May-01-2018	**	249,073
	General Electric Capital Corp	Corporate Bond 5.25 Oct-19-2012	**	956,648
	General Electric Co	Corporate Bond 5.25 Dec-06-2017	**	235,139
	Glaxosmithkline Cap Inc	Corporate Bond 4.85 May-15-2013	**	565,182
***	Goldman Sachs Capital II	Corporate Bond 5.79 Jun-01-2012	**	101,205
***	Goldman Sachs Group Inc	Corporate Bond 5.95 Jan-18-2018	**	546,063
	Hewlett-Packard Co	Corporate Bond 4.5 Mar-01-2013	**	453,237
	Home Depot Inc	Corporate Bond 5.25 Dec-16-2013	**	379,074
	HSBC Bank USA	Corporate Bond 4.62 Apr-01-2014	**	375,225
	IBM Corp	Corporate Bond 7.62 Oct-15-2018	**	437,505
	Intl Lease Finance Corp	Corporate Bond 4.88 Sep-01-2010	**	196,033
	John Deere Capital Corp	Corporate Bond 4.5 Apr-03-2013	**	309,841
	Kinder Morgan Ener Part	Corporate Bond 5.85 Sep-15-2012	**	331,224
	Kraft Foods Inc	Corporate Bond 6 Feb-11-2013	**	374,242
	Kroger Co	Corporate Bond 6.15 Jan-15-2020	**	177,621
	Kroger Co	Corporate Bond 6.4 Aug-15-2017	**	165,223
	Lincoln National Corp	Corporate Bond 7 May-17-2016	**	194,993

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	McDonald’s Corp	Corporate Bond 5.8 Oct-15-2017	**	227,139
	Merrill Lynch & Co	Corporate Bond 6.05 Aug-15-2012	**	156,462
	Met Life Glob Funding I	Corporate Bond 5.12 Apr-10-2013	**	268,838
	Midamerican Energy Co	Corporate Bond 5.95 Jul-15-2017	**	126,926
	Morgan Stanley	Corporate Bond 5.45 Jan-09-2017	**	68,026
	Morgan Stanley	Corporate Bond 5.62 Jan-09-2012	**	97,518
	National Rural Util Coop	Corporate Bond 10.38 Nov-01-2018	**	273,237
	New Cingular Wireless SV	Corporate Bond 8.12 May-01-2012	**	325,773
	New Cingular Wireless SV	Corporate Bond 7.88 Mar-01-2011	**	132,687
	Northern Trust Company	Corporate Bond 6.5 Aug-15-2018	**	333,462
	Northrop Grumman Systems	Corporate Bond 7.12 Feb-15-2011	**	197,336
	Ohio Power Company	Corporate Bond 6 Jun-01-2016	**	312,579
	Oneok Partners LP	Corporate Bond 5.9 Apr-01-2012	**	157,713
	Oracle Corp	Corporate Bond 5.75 Apr-15-2018	**	396,790
	Pacific Corp	Corporate Bond 5.65 Jul-15-2018	**	381,114
	Philip Morris Intl Inc	Corporate Bond 4.88 May-16-2013	**	479,254
	Principal Life Inc Fdg	Corporate Bond 5.3 Apr-24-2013	**	265,046
	QBE Insurance Group LTD	Corporate Bond 9.75 Mar-14-2014	**	122,033
	Reinsurance Group of America	Corporate Bond 6.75 Dec-15-2015	**	83,773
	Rio Tinto Fin USA LTD	Corporate Bond 5.88 Jul-15-2013	**	487,659

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Rogers Communications	Corporate Bond 6.8 Aug-15-2018	**	186,808
	Rogers Wireless Inc	Corporate Bond 6.38 Mar-01-2014	**	252,680
	Royal Bank Scotland Group PLC	Corporate Bond 7.64 Sep-29-2017	**	83,519
	Safeway Inc	Corporate Bond 6.35 Aug-15-2017	**	25,317
	Shinsei Finance II	Corporate Bond 7.16 Jul-25-2016	**	150,934
	Standard Chartered PLC	Corporate Bond 6.41 Jan-30-2017	**	118,521
	Suncor Energy Inc	Corporate Bond 6.1 Jun-01-2018	**	190,702
	Swiss Re Capital I LP	Corporate Bond 6.85 May-25-2016	**	159,205
	Telefonica Emisiones SAU	Corporate Bond 5.86 Feb-04-2013	**	478,059
	The Mony Group Inc	Corporate Bond 8.35 Mar-15-2010	**	339,518
	Transocean LTD	Corporate Bond 5.25 Mar-15-2013	**	193,572
	United Parcel Service	Corporate Bond 4.5 Jan-15-2013	**	568,237
	Veolia Environment	Corporate Bond 6 Jun-01-2018	**	106,969
	Verizon Communications	Corporate Bond 5.25 Apr-15-2013	**	411,038
	Verizon Communications	Corporate Bond 4.35 Feb-15-2013	**	447,546
	Verizon Communications	Corporate Bond 5.35 Feb-15-2011	**	194,967
	Verizon Wireless	Corporate Bond 8.5 Nov-15-2018	**	212,602
	Virginia Electric & Power Co	Corporate Bond 5.1 Nov-30-2012	**	279,834
	Virginia Electric & Power Co	Corporate Bond 4.5 Dec-15-2010	**	262,072
	Wal-Mart Stores Inc	Corporate Bond 5.8 Feb-15-2018	**	208,765

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Wal-Mart Stores Inc	Corporate Bond 5.38 Apr-05-2017	**	276,058
	XTO Energy Inc	Corporate Bond 5.75 Dec-15-2013	**	126,527
	XTO Energy Inc	Corporate Bond 4.62 Jun-15-2013	**	505,154
	ZFS Finance USA Trust II	Corporate Bond 6.45 Jun-15-2016	**	234,868
	Glitnir Bank HF	Corporate Bond 4.75 Oct-15-2010	**	16,625
	Lehman Bros Cap Tr VII	Corporate Bond 5.86 May-31-2012	**	33
	RESIF 2005-D B4	Asset Backed Security-Prime Mortgage 1.89 Jan-15-2009	**	21,274
	CSFB 2004-AR8 2A1	Private Placement 4.6 Sep-25-1934	**	165,531
	FG A29420	Federal Home Loan Mortgage Corporation 30 Year 6 Jan-01-1933	**	181,773
	FG G03150	Federal Home Loan Mortgage Corporation Gold 30 Year 5.5 Jan-01-1937	**	2,081,514
	FG G03269	Federal Home Loan Mortgage Corporation Gold 30 Year 5.5 Jan-01-1937	**	730,879
	FG G04222	Federal Home Loan Mortgage Corporation Gold 30 Year 5.5 Jan-01-1937	**	1,298,084
	FGLMC 5.5 1/09	Federal Home Loan Mortgage Corporation Gold 30 Year 5.5 Jun-01-1938	**	4,876,682
	FGLMC 6 1/09	Federal Home Loan Mortgage Corporation Gold 30 Year 6 Jul-01-1938	**	309,000
	FH 1B3170	Federal National Mortgage Association 7Y Hybrid ARM 5.53 Dec-01-2011	**	910,456
	FH 1G1999	Federal Home Loan Mortgage Corporation 7Y Hybrid ARM 5.42 Jul-01-2014	**	43,799
	FH 1G2061	Federal Home Loan Mortgage Corporation 7Y Hybrid ARM 5.46 Jul-01-2014	**	71,043
	FH 1J0453	Federal Home Loan Mortgage Corporation 7Y Hybrid ARM 5.57 Jun-01-2014	**	44,875
	FH 1J1749	Federal Home Loan Mortgage Corporation 7Y Hybrid ARM 5.51 Jun-01-2014	**	377,288
	FH 782758	Federal National Mortgage Association 7Y Hybrid ARM 5.74 Nov-01-2013	**	601,680
	FHR 2475 F	Collateralized Mortgage Obligation - Floater 2.19 Jan-15-2009	**	515,447

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	FHR 2766 SW	Collateralized Mortgage Obligation - INV IO 6.01 Jan-15-2009	**	28,060
	FHR 2931 GA	Collateralized Mortgage Obligation - PAC 5 Nov-15-2028	**	409,916
	FHR 3036 NS	Collateralized Mortgage Obligation - INV IO 6.01 Jan-15-2009	**	30,649
	FHR 3349 MY	Collateralized Mortgage Obligation - Sequential 5.5 Jul-15-1937	**	1,144,766
	FHS 237 S22	Collateralized Mortgage Obligation - INV IO 5.95 Jan-15-2009	**	181,280
	FHS 237 S23	Collateralized Mortgage Obligation - INV IO 5.91 Jan-15-2009	**	72,757
	FHS 240 S22	Collateralized Mortgage Obligation - INV IO 5.95 Jan-15-2009	**	269,737
	FN 745327	Federal National Mortgage Association 30 Year 6 May-01-1935	**	1,262,785
	FN 831679	Federal National Mortgage Association 30 Year 6.5 Mar-01-1936	**	292,623
	FN 888890	Federal National Mortgage Association 30 Year 6.5 Apr-01-1936	**	238,516
	FN 889072	Federal National Mortgage Association 30 Year 6.5 Feb-01-1937	**	2,400,785
	FN 908854	Federal National Mortgage Association 30 Year 6.5 Sep-01-1936	**	286,885
	FN 962871	Federal National Mortgage Association 15 Year 4.5 Feb-01-2023	**	173,492
	FN 981359	Federal National Mortgage Association 15 Year 4.5 Jan-01-2023	**	91,847
	FNCI 4.5 1/09	Federal National Mortgage Association 15 Year 4.5 Nov-01-2022	**	2,135,719
	FNCI 5 1/09	Federal National Mortgage Association 15 Year 5 Jan-01-2023	**	410,500
	FNCI 6 1/09	Federal National Mortgage Association 15 Year 6 Jun-01-2023	**	331,800
	FNCL 4.5 1/09	Federal National Mortgage Association 30 Year 4.5 Sep-01-1937	**	506,719
	FNCL 5.5 1/09	Federal National Mortgage Association 30 Year 5.5 Jun-01-1938	**	1,962,875
	FNCL 6 1/09	Federal National Mortgage Association 30 Year 6 Jul-01-1938	**	1,199,222
	FNCL 6.5 1/09	Federal National Mortgage Association 30 Year 6.5 Jul-01-1938	**	933,556

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	FNR 2002-81 SJ	Collateralized Mortgage Obligation - INV IO 7.03 Jan-25-2009	**	69,781
	FNR 2006-59 DA	Collateralized Mortgage Obligation - Sequential 6.5 Dec-25-1933	**	294,555
	FNR 2006-63 AB	Collateralized Mortgage Obligation - Sequential 6.5 Oct-25-1933	**	276,886
	FNW 2003-W6 1A41	Collateralized Mortgage Obligation - Sequential 5.4 Oct-25-1942	**	322,612
	GNSF 6 1/09	Government National Mortgage Association 30 Year 6 Jul-01-1938	**	1,861,969
	GNSF 6.5 1/09	Government National Mortgage Association 30 Year 6.5 Jul-01-1938	**	1,439,968
	WFMBS 2003-2 A6	Collateralized Mortgage Obligation - PAC 5.25 Feb-25-2018	**	183,550
	WFMBS 2006-AR3 A1	Private Placement 5.7 Jan-11-2009	**	225,390
	WFMBS 2007-11 A96	Whole Loan 30 Year 6 Aug-25-1937	**	402,758
	WFMBS 2007-7 A1	Whole Loan 30 Year 6 Jun-25-1937	**	467,845
	Bank of Scotland PLC	Covered Bond 5.25 Feb-21-2017	**	451,332
	BSCMS 2004-PWR6 A4	Commercial Mortgage Backed Security 4.52 Dec-11-2011	**	278,954
	CSFB 2001-CK1 A3	Commercial Mortgage Backed Security 6.38 Dec-18-2010	**	277,661
	DEPFA ACS BANK	Covered Bond 5.12 Mar-16-1937	**	347,363
	GECMC 2002-1A A3	Commercial Mortgage Backed Security 6.27 Apr-10-2012	**	707,070
	LBUBS 2006-C4 A4	Commercial Mortgage Backed Security 5.88 May-15-2016	**	218,685
	MSDWC 2002-TOP7 A2	Commercial Mortgage Backed Security 5.98 May-15-2012	**	1,268,541
	MSDWC 2003-HQ2 A2	Commercial Mortgage Backed Security 4.92 Feb-12-2013	**	267,658
	Henkel KGAA	Non Voting Preferred Stock	**	73,406
	3M Company	Common Stock	**	476,431
	Abbott Laboratories	Common Stock	**	1,233,381

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Accenture LTD	Common Stock	**	275,436
	Ace Limited	Common Stock	**	95,256
	Acerinox SA Euro 0.25	Common Stock	**	30,029
	Activision Blizzard Inc	Common Stock	**	261,792
	Adobe Sys. Inc.	Common Stock	**	174,578
	Adtran Inc	Common Stock	**	85,932
***	Advanced Med Optics, Inc.	Common Stock	**	475,920
***	Advanced Semiconductor Engineering Inc	Sponsored ADR	**	7,990
	AES Corporation	Common Stock	**	53,148
	Aetna Inc.-New	Common Stock	**	96,045
	AFLAC	Common Stock	**	119,184
	Agilent Technologies Inc	Common Stock	**	64,083
***	Agnico Eael Mine Ltd.	Common Stock	**	112,926
***	Aircastle Ltd.	Common Stock	**	420,162
***	Alcatel-Lucent	Common Stock	**	79,980
***	Alcon Inc	Common Stock	**	963,252
	Align Technology Inc	Common Stock	**	134,094
	Allegheny Energy	Common Stock	**	57,562
	Allergan Inc	Common Stock	**	181,440
	Allianz AG DEM5 Regdvinkuliert	Common Stock	**	41,701
***	Allscripts Healthcare Solutions	Common Stock	**	27,776

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Allstate Corp.	Common Stock	**	1,176,084
	Altria Group Inc	Common Stock	**	1,072,272
	Amazon.com Inc	Common Stock	**	709,664
	Amdocs Limited	Common Stock	**	47,554
***	American Eagle Outfitters Inc. NEW	Common Stock	**	65,520
	American Electric Power Inc	Common Stock	**	612,352
	American Express Company	Common Stock	**	187,355
	American International Group Inc	Common Stock	**	158,727
	American Medical Systems Holdings Inc	Common Stock	**	42,927
	American Tower Systems Corporation Class A	Common Stock	**	410,480
	Ameriprise Financial Inc	Common Stock	**	172,864
	AmerisourceBergen Corp	Common Stock	**	124,810
	Ameristar Casinos Inc	Common Stock	**	31,968
	Amgen Inc	Common Stock	**	1,717,485
***	Amylin Pharmaceuticals Inc	Common Stock	**	115,824
	Analog Devices Inc	Common Stock	**	98,904
	Anglo American PLC USD 0.54	Common Stock	**	28,896
	Anheuser Busch Inbev SA, Bruxell NPV	Common Stock	**	47,938
	Anheuser Busch Inbev SA, Strip VVPR	Common Stock	**	7
	Aon Corporation	Common Stock	**	278,648
	Apache Corp.	Common Stock	**	1,371,352

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Apollo Group Inc	Common Stock	**	137,916
	Apple Inc	Common Stock	**	1,416,127
	Applied Material Inc	Common Stock	**	368,732
***	Archer Daniels Midland Co	Common Stock	**	92,256
	Ascent Media Corp	Common Stock	**	6,770
	Assurant Inc	Common Stock	**	30,000
	AT&T	Common Stock	**	4,918,245
***	Autodesk Inc.	Common Stock	**	398,895
	Autoliv Inc.	Common Stock	**	248,936
	Automatic Data Processing Inc	Common Stock	**	231,713
***	Avon Products Inc	Common Stock	**	202,573
	AXA EUR 2.29	Common Stock	**	37,443
	Axis Capital Holdings Ltd	Common Stock	**	710,528
***	BB & T Corp.	Common Stock	**	96,110
	Baker Hughes Inc	Common Stock	**	176,385
	Bally Technologies	Common Stock	**	379,674
	Bank of New York Mellon Corp	Common Stock	**	566,118
	Bank of America Corp	Common Stock	**	1,498,112
	Barclays	Common Stock	**	32,935
	Bard C R Inc	Common Stock	**	75,834
	Barrick Gold Corp	Common Stock	**	80,894

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Baxter International Inc	Common Stock	**	1,102,882
	Becton Dickinson & Co	Common Stock	**	125,154
***	Bed Bath & Beyond Inc	Common Stock	**	338,086
	Biogen Idec Inc.	Common Stock	**	128,601
	BJ Services Company	Common Stock	**	92,193
	Black & Decker Manufacturing, Inc	Common Stock	**	585,340
***	H&R Block, Inc	Common Stock	**	1,163,264
	BNP Paribas Eur 2.0	Common Stock	**	46,254
	Boeing Co	Common Stock	**	241,939
	Bombardier Inc	Common Stock	**	33,163
	Boston Private Financial Holdings Inc	Common Stock	**	25,308
	Boston Properties Inc	Common Stock	**	87,450
	Boston Scientific Corp.	Common Stock	**	109,134
	BP PLC - ADR	Sponsored ADR	**	1,276,002
	Bristol Myers Squibb Co	Common Stock	**	1,248,525
	British Sky Broadcasting Group plc	Common Stock	**	39,337
	Broadcom Corporation	Common Stock	**	76,365
***	Bunge Limited	Common Stock	**	502,169
	Burlington Northern Santa Fe Corp	Common Stock	**	113,565
	BW Gas Ltd. NPV	Common Stock	**	4,409
	CH Robinson Worldwide Inc	Common Stock	**	71,539

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Cablevision NY Group Class A	Common Stock	**	75,780
	Cabot Microelectronics Corp	Common Stock	**	89,290
	Cabot Oil & Gas Corp. CL A	Common Stock	**	44,200
***	Caci International Inc Class A	Common Stock	**	694,386
	Cadbury PLC Sponsored	Common Stock	**	1,209,926
***	Canadian National Railway Company	Common Stock	**	77,196
***	Capital One Financial Corp	Common Stock	**	102,048
	Cardinal Health Inc	Common Stock	**	1,215,757
***	Career Education Corporation	Common Stock	**	886,236
	Caterpillar Inc	Common Stock	**	281,421
***	CBS Corp Class B	Common Stock	**	533,169
	Celgene Corp	Common Stock	**	335,550
	Centerpoint Energy Inc	Common Stock	**	36,598
***	Cephalon Inc	Common Stock	**	84,744
	Charles River Laboratories	Common Stock	**	72,050
	Check Point Software Technologies LTD	Common Stock	**	900,126
	Chesapeake Energy Corp.	Common Stock	**	227,997
	Cheung Kong Holdings	Common Stock	**	66,205
	Chevron Corp	Common Stock	**	3,623,051
	Christopher & Banks Corp	Common Stock	**	43,680
	Chubb Corp	Common Stock	**	229,500

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Cigna Corp	Common Stock	**	38,755
	Cisco Systems Inc.	Common Stock	**	2,202,961
	Citigroup Inc	Common Stock	**	902,495
	Clorox Co	Common Stock	**	66,672
	CME Group, Inc	Common Stock	**	351,706
	Coach Inc	Common Stock	**	93,673
	Coca Cola Co.	Common Stock	**	1,621,028
	Coca Cola Enterprises, Inc.	Common Stock	**	184,059
	Coldwater Creek Inc	Common Stock	**	79,515
	Colgate Palmolive Co	Common Stock	**	126,799
	Computer Sciences Corp	Common Stock	**	45,682
***	Conagra Foods Inc.	Common Stock	**	1,282,050
	ConocoPhillips	Common Stock	**	2,678,578
	Consol Energy Inc	Common Stock	**	117,178
	Corinthian Colleges Inc	Common Stock	**	170,657
	Corning Inc.	Common Stock	**	405,025
	Cosan	Common Stock	**	14,878
	Costco Wholesale Corp	Common Stock	**	231,000
	Covance Inc	Common Stock	**	12,658
	Coviden LTD	Common Stock	**	752,524
	Credit Suisse Group AG	Common Stock	**	40,165

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

***	Cree, Inc	Common Stock	**	56,338
	Crown Castle Intl Corp	Common Stock	**	123,060
	CSX	Common Stock	**	107,151
	CVS/Caremark Corporation	Common Stock	**	456,679
***	Danaher Corp	Common Stock	**	512,887
	Davita Inc.	Common Stock	**	24,785
***	Deere & Co	Common Stock	**	268,240
	Dell Inc	Common Stock	**	265,933
	Delta Air Lines Inc	Common Stock	**	1,708,044
	Denso Corpnpv	Common Stock	**	34,054
***	Dentsply Intl Inc. Com	Common Stock	**	19,768
	Denway Motors Ltd	Common Stock	**	12,656
***	Deutsche Bank AG	Registered Shares	**	712,075
	Deutsche Boerse Ag NPV	Common Stock	**	33,973
	Deutsche Telekom AG	Common Stock	**	74,576
	Devon Energy Corporation	Common Stock	**	1,548,522
	DeVry Inc	Common Stock	**	57,410
	Diebold Inc.	Common Stock	**	859,554
	Discovery Communications Inc.	Common Stock	**	1,160,412
	Discovery Communications Inc.	Common Stock	**	50,882
	Dolby Laboratories Inc	Common Stock	**	75,348

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Dominion Res Inc VA	Common Stock	**	293,888
	Domtar Corp	Common Stock	**	65,798
	Dover Corp	Common Stock	**	898,716
***	Dow Chemical	Common Stock	**	50,401
	Dr. Pepper Snapple Group Inc.	Common Stock	**	107,250
	Du Pont EI De Nemours & Co	Common Stock	**	1,141,030
	Dynegy Inc Class A	Common Stock	**	45,440
***	EMC Corporation Mass	Common Stock	**	199,349
	Eastman Chem Co.	Common Stock	**	443,940
***	Eaton Vance Corp Non Voting	Common Stock	**	338,261
	Ecolab Inc.	Common Stock	**	94,905
	Electronic Arts Inc	Common Stock	**	61,914
	Eli Lilly & Co	Common Stock	**	326,187
	Emerson Electric Co	Common Stock	**	347,795
	Ensign Energy Svcs Inc. NPV	Common Stock	**	9,638
	Etergy Corp New Com	Common Stock	**	274,329
	Enterprise Inns PLC	Common Stock	**	3,627
	EOG Resources, Inc	Common Stock	**	322,247
	Equity Residential Property Trust	Common Stock	**	161,028
***	Ericsson Lm Telephone Company - ADR	Common Stock	**	539,671
	European Aeronautic	Common Stock	**	38,461

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Exelon Corporation	Common Stock	**	344,782
	Expedia Inc	Common Stock	**	72,512
	Expeditors International of Washington Inc	Common Stock	**	149,715
	Experian PLC	Common Stock	**	40,993
	Express Scripts Inc	Common Stock	**	670,481
	Exxon Mobil Corp	Common Stock	**	6,499,759
***	F5 Networks Inc.	Common Stock	**	48,006
	Fairchild Semiconductor International	Common Stock	**	35,941
	Fidelity National Financial Inc	Common Stock	**	317,725
***	Fifth Third Bancorp	Common stock	**	587,286
	First Horizon National Corp	Common Stock	**	29,712
***	First Solar Inc	Common Stock	**	386,288
	Firstenergy Corp	Common Stock	**	247,758
	Firstservice Corp	Common Stock	**	41,529
	Firstservice Corp	Common Stock	**	210
	Fiserv Inc	Common Stock	**	69,103
	Flextronics International Ltd	Common Stock	**	29,179
	Fluor Corp New	Common Stock	**	85,253
	FMC Technologies Inc	Common Stock	**	100,086
	Formfactor Inc.	Common Stock	**	80,300
	Fortune Brands Inc	Common Stock	**	165,120

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Fosters Group Limited	Common Stock	**	34,128
	FPL Group inc.	Common Stock	**	271,782
	France Telecom	Common Stock	**	72,138
***	Franklin Resources Inc	Common Stock	**	60,591
	Freeport-McMoran Copper & Gold Inc	Common Stock	**	139,308
	Fresenius Medical Care AG	Common Stock	**	55,563
***	Gannett Inc.	Common Stock	**	292,800
	Genentech Inc.	Common Stock	**	82,910
	General Dynamics Corp	Common Stock	**	201,565
	General Electric Co	Common Stock	**	1,776,978
	General Mills Inc	Common Stock	**	668,250
***	General Motors Corp	Common Stock	**	39,040
	Generale Eur5 (Tokyo List)	Common Stock	**	28,023
	Gentex Corp	Common Stock	**	937,084
	Genworth Financial Inc Class A	Common Stock	**	191,025
	Genzyme Corp	Common Stock	**	59,733
	Gilead Science Inc	Common Stock	**	1,453,757
***	Goldcorp Inc. New	Common Stock	**	860,769
	Goldman Sachs Group Inc	Common Stock	**	2,485,117
	Goodrich Corporation	Common Stock	**	70,338
	Goodyear Tire & Rubber Co.	Common Stock	**	332,529

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Google Inc	Common Stock	**	1,165,994
***	Harley Davidson Inc	Common Stock	**	120,487
	Harman International Industries Inc	Common Stock	**	15,057
	Hartford Financial Services Group	Common Stock	**	453,192
***	Heidrick & Struggles International Inc	Common Stock	**	65,697
	Hewlett Packard Co	Common Stock	**	1,422,822
	Hexcel Corp New Com	Common Stock	**	314,075
***	Home Depot	Common Stock	**	726,051
	Honeywell International Inc.	Common Stock	**	1,208,472
	Hospira Inc.	Common Stock	**	34,866
	HSBC Holdings	Common Stock	**	45,686
	HSN Inc.	Common Stock	**	166,847
	Humana Inc	Common Stock	**	1,040,112
***	IAC InterActiveCorp	Common Stock	**	700,378
***	ICICI Bank Ltd. - ADR	Common Stock	**	34,650
	IDEX Corp.	Common Stock	**	630,315
***	Illinois Tool Works Inc	Common Stock	**	176,300
	Infineon Technologies AG	Common Stock	**	10,840
	Intel Corp	Common Stock	**	369,285
	Intercontinental Exchange Inc	Common Stock	**	65,952
***	Internap Network Services	Common Stock	**	13,187

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	International Business Machines Corp	Common Stock	**	976,256
	International Flavors & Fragrances	Common Stock	**	56,468
	International Game Technology	Common Stock	**	80,139
	International Paper Co	Common Stock	**	89,680
	International Power PLC	Common Stock	**	43,868
***	Intuitive Surgical Inc	Common Stock	**	363,318
***	Invesco Limited	Common Stock	**	200,716
*	ITT Corporation	Common Stock	**	463,484,093
	ITT Educational Services Inc	Common Stock	**	128,223
	Japan Excellent Inc.	Common Stock	**	4,247
	Jardine Matheson Holdings	Common Stock	**	66,600
	JDS Uniphase Corp	Common Stock	**	91,980
***	Jetblue Airways Corp	Common Stock	**	1,038,730
	JM Smucker Co.	Common Stock	**	119,760
	Johnson & Johnson	Common Stock	**	1,513,101
	Johnson Controls Inc	Common Stock	**	63,560
*	JP Morgan Chase & Co	Common Stock	**	4,115,579
	Juniper Networks Inc	Common Stock	**	326,036
***	KB Homes	Common Stock	**	352,758
***	Keycorp New	Common Stock	**	154,212
	Kimberley Clark Corporation	Common Stock	**	1,091,718

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

***	Kla-Tencor Corp.	Common Stock	**	45,759
	Knot Inc	Common Stock	**	29,120
	Kohls Corp	Common Stock	**	360,190
	Korn Ferry International	Common Stock	**	51,676
	Kraft Foods Inc	Common Stock	**	455,913
	Kroger Co	Common Stock	**	97,717
***	Lamar Advertising Co Class A	Common Stock	**	31,400
	Lazard Ltd	Common Stock	**	686,994
***	Lennar Corporation Class A	Common Stock	**	77,163
	Liberty Global Inc	Common Stock	**	559,884
	Liberty Media Corp - Entertain	Common Stock	**	15,732
***	Life Time Fitness Inc	Common Stock	**	45,972
	Limited Brands, Inc.	Common Stock	**	90,360
	Lincoln National Corp	Common Stock	**	28,260
	Linde AG	Common Stock	**	75,876
	Lions Gate Entertainment Corp	Common Stock	**	26,125
	Lockheed Martin Corp	Common Stock	**	336,320
	Loews Corp	Common Stock	**	107,350
***	Loopnet Inc	Common Stock	**	12,617
	Lorillard Inc.	Common Stock	**	140,875
	Lowes Cos Inc.	Common Stock	**	783,543

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Macy's Inc	Common Stock	**	572,355
	Magna Intl Inc. CL A	Common Stock	**	29,930
	Makita Corp	Common Stock	**	49,907
***	Manhattan Associates Inc	Common Stock	**	433,194
	Marathon Oil Corp	Common Stock	**	632,016
	Marketaxess Hldgs. Inc.	Common Stock	**	31,008
***	Marriott International Inc Class A	Common Stock	**	221,730
	Marsh & McLennan Cos Inc	Common Stock	**	70,383
	Marshall & Ilsley Corp	Common Stock	**	105,001
	Marvell Technology Group	Common Stock	**	166,750
	Masco Corp	Common Stock	**	113,526
***	MasterCard Inc Class A	Common Stock	**	590,015
	Mattel	Common Stock	**	81,600
	McDermott International Inc	Common Stock	**	24,700
	McDonalds Corp	Common Stock	**	1,264,882
	McGraw-Hill Companies Inc	Common Stock	**	37,104
	McKesson Corp	Common Stock	**	379,554
	Meadwestvaco Corp	Common Stock	**	33,570
	Medco Health Solutions Inc	Common Stock	**	331,927
***	Medics Pharmaceutical Corp Class A	Common Stock	**	76,797
	Medtronic Inc	Common Stock	**	383,324

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Memc Electronic Materials Inc	Common Stock	**	31,416
	Mentor Corp	Common Stock	**	132,999
	Merck & Co Inc	Common Stock	**	2,828,112
	Merrill Lynch & Co Inc	Common Stock	**	376,787
	MetLife Inc	Common Stock	**	1,762,522
***	Metropcs Communications Inc	Common Stock	**	216,810
***	MGM Mirage Inc	Common Stock	**	45,573
	Micron Technology Inc.	Common Stock	**	54,384
	Microsoft Corp	Common Stock	**	1,621,879
	Mizumo Financial Group	Common Stock	**	34,114
	MKS Instruments Inc	Common Stock	**	104,269
	Monsanto Co	Common Stock	**	650,808
***	Monster Worldwide Inc	Common Stock	**	14,508
	Moodys Corp	Common Stock	**	18,081
***	Morgan Stanley	Common Stock	**	1,472,312
	Morrison W Supermarket	Common Stock	**	58,103
	Mosaic Co.	Common Stock	**	31,140
	Motorola Inc	Common Stock	**	1,230,122
	MTU Aero Engines Holding	Common Stock	**	26,619
	Murphy Oil Corp	Common Stock	**	274,970
	Nabors Industries LTD	Common Stock	**	31,122

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Nalco Holding Co	Common Stock	**	425,826
	National City Corp.	Common Stock	**	41,087
	National Instruments Corp	Common Stock	**	75,516
	National Oilwell Varco Inc	Common Stock	**	721,567
	National Semiconductor Corp	Common Stock	**	114,798
	Navigant Consulting Co	Common Stock	**	54,752
	Neopost Eur 1-0	Common Stock	**	52,107
	Neustar Inc.	Common Stock	**	85,607
	Newfield Exploration Company	Common Stock	**	774,200
	Newmont Mining	Common Stock	**	105,820
	News Corp	Common Stock	**	584,760
	Nidec Corporation	Common Stock	**	49,333
	NII Holdings	Common Stock	**	32,724
***	Nike Inc Class B	Common Stock	**	641,325
	Nisource Inc	Common Stock	**	27,425
	Nobel Biocare Holding Ag	Common Stock	**	39,586
***	Nokia Corp	Sponsored ADR	**	1,840,800
	Norfolk Southern Corp	Common Stock	**	28,700
	Northern Trust Corp	Common Stock	**	156,420
	Northrop Grumman Corp	Common Stock	**	153,136
	Novartis AG	Sponsored ADR	**	636,928

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Novartis AG	Common Stock		84,173
***	NRG Energy Inc.	Common Stock	**	1,208,494
***	Nucor Corp	Common Stock	**	152,460
	Nvidia Corp	Common Stock	**	492,270
	Occidental Petroleum Corp	Common Stock	**	1,341,376
	Omnicom Group	Common Stock	**	174,980
	Oxford Industries Inc	Common Stock	**	24,994
***	PF Chang’s China Bistro Inc	Common Stock	**	105,747
***	Panera Bread Company Class A	Common Stock	**	133,212
	Paychex Inc.	Common Stock	**	73,584
	Peabody Energy Corporation	Common Stock	**	411,775
***	Pearson PLC	Sponsored ADR	**	357,750
***	Penney J C Inc.	Common Stock	**	878,620
	Pepsi Bottling Group Inc.	Common Stock	**	108,048
	PepsiCo Inc.	Common Stock	**	916,850
	Pfizer Inc	Common Stock	**	3,911,785
	PG&E Corp Com	Common Stock	**	123,872
	Pharmaceutical Product Development Inc	Common Stock	**	107,337
	Philip Morris International In	Common Stock	**	2,183,332
	Ping An Insurance Group Co	Common Stock	*8	31,451
***	Pinnacle Entertainment Inc.	Common Stock	**	1,303,296

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Pinnacle West Cap Corp	Common Stock	**	3,213
	PNC Financial Services Group	Common Stock	**	519,400
	Potash Corp of Saskatchewan	Common Stock	**	51,254
	PPL Corporation	Common Stock	**	257,796
	Praxair Inc	Common Stock	**	300,955
	Precision Castparts Corp	Common Stock	**	41,636
***	Privatebancorp Inc	Common Stock	**	58,428
	Procter & Gamble Co	Common Stock	**	1,542,904
	Progress Energy	Common Stock	**	59,775
***	Prologis SHS of Beneficial Interest	Common Stock	**	43,059
	Prudential Financial Inc	Common Stock	**	72,624
***	PSS World Medical Inc	Common Stock	**	79,515
	Public Service Enterprise Group Inc	Common Stock	**	239,194
	Publicis Eur	Common Stock	**	30,684
	Punch Taverns PLC	Common Stock	**	2,068
***	Qualcomm Inc	Common Stock	**	1,239,001
***	Quanta Services Inc	Common Stock	**	15,840
	Range Res Corp	Common Stock	**	55,024
	Raytheon Co	Common Stock	**	129,642
	Red Hat Inc	Common Stock	**	278,942
	Reliant Energy, Inc	Common Stock	**	148,546

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Republic Services Inc Class A	Common Stock	**	1,700,842
	Rhoen Klinikum AG	Common Stock	**	63,464
	Ricoh Company Ltd.	Common Stock	**	37,198
***	Robert Half International Inc	Common Stock	**	62,460
	Roche Hldgs Ag Genussscheine	Common Stock	**	51,910
	Rockwell Collins Inc	Common Stock	**	144,633
	Royal Dutch Shell PLC	Sponsored ADR	**	1,228,208
***	Royal Dutch Shell PLC Eur A SHS	Common Stock	**	57,708
***	RSC Holdings Inc.	Common Stock	**	1,016,436
***	Ryanair Holdings PLC - ADP	Sponsored ADR	**	63,976
	Ryland Group Inc	Common Stock	**	713,868
	Safeway Inc. New	Common Stock	**	1,174,238
	Salesforce Com Inc.	Common Stock	**	108,834
***	Sandisk Corp. Com	Common Stock	**	23,040
	Sanmina-Sci Corp	Common Stock	**	23,265
***	Sara Lee Corp	Common Stock	**	153,703
	SBI Holdings	Common Stock	**	39,462
	Schering Plough Corp	Common Stock	**	821,272
***	Schlumberger Ltd	Common Stock	**	1,363,449
	Schwab Charles Corp	Common Stock	**	1,269,345
	Scripps Howard Inc	Common Stock	**	16,060

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Secom Co	Common Stock	**	81,191
	Sempra Energy	Common Stock	**	255,780
	Semtech Corp	Common Stock	**	95,513
	Seven & I Holdings Co Ltd	Common Stock	**	57,198
	Shanghai Electric Group Co.	Common Stock	**	35,653
***	Sherwin Williams Co	Common Stock	**	41,825
	Shire PLC	Common Stock	**	882,166
	Siemens AG	Common Stock	**	36,690
	Sigma Aldrich Corp	Common Stock	**	46,464
	Signet Jewelers Limited	Common Stock	**	19,785
***	Siliconware Precision Industries Co., Ltd	Sponsored ADR	**	20,721
***	Simon Property Group Inc	Common Stock	**	183,830
***	Sirius XM Radio Inc.	Common Stock	**	5,057
	SLM Corp	Common Stock	**	987,900
	Smith Intl Inc. Com	Common Stock	**	45,780
	Smurfit-Stone Container Corp	Common Stock	**	57,043
	Sony Corporation	Sponsored ADR	**	618,921
***	Southwest Airlines Co	Common Stock	**	54,306
***	Spectra Energy Corp	Common Stock	**	141,660
***	Sprint Nextel Corp	Common Stock	**	955,626
	ST Jude Medical Inc	Common Stock	**	177,984

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Stada Arzneimittel Eur	Common Stock	**	17,098
	Stancorp Financial Group Inc	Common Stock	**	906,409
	Stanley Works	Common Stock	**	40,920
	Starbucks Corp	Common Stock	**	132,440
	State Street Corp	Common Stock	**	539,765
	Stericycle Inc Com	Common Stock	**	46,872
***	Stryker Corp	Common Stock	**	111,860
	Sumitomo Mitsui Financial Group	Common Stock	**	49,774
	Sundrug Co Ltd	Common Stock	**	79,658
***	Sunoco Inc	Common Stock	**	173,840
	Supervalu Inc	Common Stock	**	296,380
***	Symantec Corp	Common Stock	**	1,745,432
	Symrise AG	Common Stock	**	55,213
	Sysco Corp	Common Stock	**	142,457
	Taiwan Semiconductor Manufacturing Co	Common Stock	**	42,873
	Technip SA	Common Stock	**	12,127
	Teco Energy Inc	Common Stock	**	97,565
	Telestra Corporation Ltd	Common Stock	**	68,092
	Terex Corp	Common Stock	**	81,404
	Teva Pharmaceutical Industries	Sponsored ADR	**	46,827
	Texas Instruments Inc.	Common Stock	**	291,776

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

***	Thermo Fisher Scientific Inc.	Common Stock	**	314,398
	Ticketmaster Entertainment Inc.	Common Stock	**	562,071
***	Time Warner Cable Inc.	Common Stock	**	1,619,475
	Time Warner, Inc.	Common Stock	**	1,897,014
	TJX Cos. Inc.	Common Stock	**	337,348
	Total S. A.	Sponsored ADR	**	75,721
***	Toyota Motor Corporation - ADR	Sponsored ADR	**	556,240
	Transocean Ordinary Shares	Common Stock	**	383,528
	Travelers Companies, Inc.	Common Stock	**	1,609,572
	Tyco Electronics Ltd.	Common Stock	**	297,697
	Tyco International Ltd.	Common Stock	**	580,284
	Tyson Foods Inc. CL A DEL	Common Stock	**	666,636
	UBS IDX Linked NTS	Common Stock	**	31,607
	Unicredito Italian ITL 500	Common Stock	**	43,904
	Unilever NV Eur	Common Stock	**	31,383
	Union Pacific Corp.	Common Stock	**	701,704
	United Parcel Service	Common Stock	**	546,084
	United STS Stl Corp	Common Stock	**	59,520
	United Technologies Corp.	Common Stock	**	1,045,736
	UnitedHealth Group Inc	Common Stock	**	219,716
	Urban Outfitters Incorporated	Common Stock	**	386,484

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

***	US Bancorp Del	Common Stock	**	384,154
	Valero Energy Corp.	Common Stock	**	128,758
***	Verisign Inc.	Common Stock	**	139,284
	Verizon Communications	Common Stock	**	976,320
	Viacom Inc	Common Stock	**	1,012,734
	Visa Inc. Class A Shrs	Common Stock	**	591,374
	Vodafone Group Plc	Common Stock	**	48,363
	Vodafone Group Plc	Common Stock	**	312,732
	Wachovia Corp	Common Stock	**	105,814
	Waddell & Reed Financial Inc.	Common Stock	**	116,723
	Wal Mart Stores Inc	Common Stock	**	2,980,710
	Walgreen Co.	Common Stock	**	133,465
***	Walt Disney Co.	Common Stock	**	248,229
***	Warner Chilcott Ltd. Class A	Common Stock	**	50,750
***	Warner Music Group Corp.	Common Stock	**	363,306
	Waste Management Inc	Common Stock	**	669,428
	Waters Corp	Common Stock	**	69,635
	Watson Pharmaceuticals Inc	Common Stock	**	985,747
	Weight Watchers Intl. Inc.	Common Stock	**	673,718
	Wellpoint, Inc.	Common Stock	**	328,193
	Wells Fargo & Co.	Common Stock	**	1,683,013

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Western Digital	Common Stock	**	528,990
	Western Union	Common Stock	**	433,068
	Weyerhaeuser Co.	Common Stock	**	297,835
	Wharf (Holdings) Hkd 1.0	Common Stock	**	30,161
	White Mountains Insurance Group Inc.	Common Stock	**	604,203
	Whole Foods Mkt. Inc.	Common Stock	**	10,384
	Williams Cos Inc.	Common Stock	**	39,096
***	Winnebago Inds. Inc.	Common Stock	**	7,236
	Wisconsin Energy Corp	Common Stock	**	587,720
***	WMS Inds. Inc.	Common Stock	**	117,687
	Wright Medical Group Inc.	Common Stock	**	54,139
	Wyeth	Common Stock	**	2,542,053
***	Wynn Resorts Ltd	Common Stock	**	88,746
	Xcel Energy Inc.	Common Stock	**	59,360
	Xilinx Inc.	Common Stock	**	44,372
***	XL Capital Ltd	Common Stock	**	292,300
	XTO Energy Inc.	Common Stock	**	1,010,027
	Yamada Denki Co	Common Stock	**	37,496
	Yum Brands	Common Stock	**	245,700
	Zhejian Expressway Co. Ltd.	Common Stock	**	9,100
	Zions Bancorp	Common Stock	**	39,216

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Intech Institutional Large Cap	Common Collective Trust	**	22,836,712
	JPMCB Long-Term Bond Fund	Common Collective Trust	**	48,393,241
	JPMCB Smart Index Fund	Common Collective Trust	**	70,726,929
	JPMCB Smart Retirement 2010 Fund	Common Collective Trust	**	16,118,967
	JPMCB Smart Retirement 2015 Fund	Common Collective Trust	**	21,025,658
	JPMCB Smart Retirement 2020 Fund	Common Collective Trust	**	32,212,454
	JPMCB Smart Retirement 2025 Fund	Common Collective Trust	**	2,948,053
	JPMCB Smart Retirement 2030 Fund	Common Collective Trust	**	20,906,053
	JPMCB Smart Retirement 2035 Fund	Common Collective Trust	**	1,829,158
	JPMCB Smart Retirement 2040 Fund	Common Collective Trust	**	1,365,646
	JPMCB Smart Retirement 2045 Fund	Common Collective Trust	**	828,238
	JPMCB Smart Retirement 2050 Fund	Common Collective Trust	**	1,007,838
	JPMCB Smart Retirement Income Fund	Common Collective Trust	**	9,946,648
	State Street Global Advisors	Common Collective Trust	**	3,396,052
	Pyramid Short Managed Maturing Fund	Common Collective Trust	**	104,350,531
	Pyramid Intermediate Managed Maturing Fund	Common Collective Trust	**	99,756,260
	Pyramid Enhanced Intermediate Fixed Income Fund	Common Collective Trust	**	274,198,372
	American Century Small Companies	Registered Investment Company	**	37,131,361
	American New Perspective Fund	Registered Investment Company	**	100,819,465
	Ishares Russell 2000 Value Index	Registered Investment Company	**	1,961,686
	JP Morgan U. S. Large Cap Core Plus-S	Registered Investment Company	**	2,874,150

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Stable Value Fund Investments and Wrapper Contracts:
	Bank of America	Bank Investment Contract Interest 3.51% Guaranteed Investment Contract	**	671,345
	BRIC/Natixis	Insurance Company General Account Interest 3.34% Guaranteed Investment Contract	**	152,184
	Natixis Financial Products Inc.	Insurance Company General Account Interest 3.94% Guaranteed Investment Contract	**	671,201
	Jackson National Life Insurance CO.	Insurance Company General Account Interest 5.16% Traditional Guaranteed Investment Contract	**	5,136,197
	JP Morgan Chase Bank	Bank Investment Contract Interest 2.98% Guaranteed Investment Contract	**	106,324
	Fwd Stl 01/21/09 USD/GBP Long USD	Forward Contract - US Dollar	**	1,124,736
	Fwd Stl 01/21/09 USD/CAD Long USD	Forward Contract - US Dollar	**	269,585
	Fwd Stl 01/21/09 USD/AUD Long USD	Forward Contract - US Dollar	**	904,856
	Fwd Stl 01/21/09 USD/NOK Long USD	Forward Contract - US Dollar	**	2,720,144
	Fwd Stl 01/21/09 JPY/USD Short USD	Forward Contract - US Dollar	**	(342,513)
	Fwd Stl 01/21/09 SEK/USD Short USD	Forward Contract - US Dollar	**	(1,555,954)
	Fwd Stl 01/21/09 SGD/USD Short USD	Forward Contract - US Dollar	**	(2,847,257)
	Fwd Stl 01/21/09 EUR/USD Short USD	Forward Contract - US Dollar	**	(3,368,328)
	Fwd Stl 01/21/09 USD/GBP Short GBP	Forward Contract - British Pound Sterling	**	(1,103,610)
	Fwd Stl 01/21/09 USD/CAD Short CAD	Forward Contract - Canadian Dollar	**	(275,328)

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2008

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Fwd Stl 01/21/09 USD/CHF Short CHF	Forward Contract - Swiss Franc	**	(1,154,908)
	Fwd Stl 01/21/09 USD/AUD Short AUD	Forward Contract - Australian Dollar	**	(978,875)
	Fwd Stl 01/21/09 USD/NOK Short NOK	Forward Contract - Norwegian Krone	**	(2,795,089)
	Fwd Stl 01/21/09 JPY/USD Long JPY	Forward Contract - Japanese Yen	**	350,273
	Fwd Stl 01/21/09 SEK/USD Long SEK	Forward Contract - Swedish Krona	**	1,645,075
	Fwd Stl 01/21/09 SGD/USD Long SGD	Forward Contract - Singapore Dollar	**	3,013,867
	Fwd Stl 01/21/09 EUR/USD Long EUR	Forward Contract - Euro	**	3,712,453
	Fwd Stl 01/21/09 USD/CHF Long USD	Forward Contract - Swiss Franc	**	1,012,982
	ITT Brokerage Window	Other	**	5,389,259
	ITT Participant Loans	The Loan interest rate ranges varied from 5% - 10.5%, with scheduled maturity dates from 9/1/07 - 10/31/2028	**	26,583,297

	TOTAL			1,801,960,059

*	Party-in-interest to the Plan

**	Cost information is not required for participant directed investments and, therefore, is not included.

***	All or a portion of this security is participating in the securities lending program.